Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252964

PROSPECTUS SUPPLEMENT NO. 6
(To the Prospectus dated March 4, 2021)

Up to 84,211,418 Shares of Common Stock
Up to 13,250,000 Shares of Common Stock Issuable Upon Exercise of Warrants
Up to 3,250,000 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus, dated March 4, 2021 (as amended, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252964). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2021 (the “Current Report”), other than the information included in Item 7.01 and Exhibit 99.1, which was furnished and not filed. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 13,250,000 shares of our common stock, $0.0001 par value per share (the “Common Stock”), which consists of (i) up to 3,250,000 shares of Common Stock that are issuable upon the exercise of 3,250,000 warrants (the “Private Placement Warrants”) originally issued in a private placement to the initial stockholders of Novus Capital Corporation (the “Novus Initial Stockholders”) and EarlyBirdCapital, Inc. and certain of its designees (together with the Novus Initial Stockholders, the “Sponsors”) in connection with the initial public offering of Novus Capital Corporation (“Novus”) and (ii) up to 10,000,000 shares of Common Stock that are issuable upon the exercise of 10,000,000 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued in the initial public offering of Novus.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 84,211,418 shares of Common Stock consisting of (a) up to 37,500,000 shares of Common Stock issued in a private placement pursuant to subscription agreements (“Subscription Agreements”) entered into on September 28, 2020, (b) up to 2,650,000 shares of Common Stock issued in a private placement to the Sponsors in connection with the initial public offering of Novus, (c) up to 3,250,000 shares of Common Stock issuable upon exercise of the Private Placement Warrants, (d) up to 3,242,336 shares of Common Stock issued upon the conversion of certain convertible promissory notes issued by AppHarvest Operations, Inc. (f/k/a AppHarvest, Inc.) and (e) up to 37,569,082 shares of Common Stock pursuant to that certain Amended and Restated Registration Rights Agreement, dated January 29, 2021, between us and certain selling securityholders granting such holders registration rights with respect to such shares, and (ii) up to 3,250,000 Private Placement Warrants.

The Common Stock and Public Warrants are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “APPH” and “APPHW,” respectively. On September 29, 2021, the last reported sales price of our Common Stock on Nasdaq was $6.41 per share and the last reported sales price of our Warrants was $1.31.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements for this prospectus and future filings. We are incorporated in Delaware as a public benefit corporation. See "Prospectus Summary — Public Benefit Corporation" in the Prospectus.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 6 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated September 30, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): September 27, 2021
AppHarvest, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39288	82-5042965
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Appalachian Way Morehead, KY	40351
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (606) 653-6100
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	APPH	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	APPHW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On September 27, 2021, AppHarvest Pulaski Farm, LLC, a Delaware limited liability company (the “Borrower Subsidiary”) and wholly-owned indirect subsidiary of AppHarvest, Inc. (the “Company”), entered into a promissory note (the “Note”) in favor of JPMorgan Chase Bank, N.A. (the “Bank”), dated September 24, 2021 only for reference purposes, providing for a line of credit facility in the maximum amount of $25 million (the “JPM Loan”) for capital expenditures and greenhouse construction and improvements. The JPM Loan will mature on September 24, 2022. Capitalized terms used in this Current Report on Form 8-K (this “Form 8-K”) but not otherwise defined herein have the meanings ascribed to them in the Note.

The interest rate on the Loans is an agreed rate between the Borrower Subsidiary and the Bank that is (a) the CB Floating Rate plus the Applicable Margin, (b) the Fixed Rate for the applicable Interest Period or (c) the Adjusted LIBO rate plus the Applicable Margin, payable in arrears on the last day of the applicable Interest Period for such Loan, and, if such Interest Period is in excess of three months, on the last day of each three month interval after the date such Loan is made, at maturity and thereafter, on demand. Any Loan not paid when due will bear interest of 2% per annum above the CB Floating Rate plus the Applicable Margin. The Borrower Subsidiary may not prepay any Fixed Rate Loan or LIBOR Loan prior to the last date of the applicable Interest Period. CB Floating Rate Loans may be prepaid by the Borrower Subsidiary at any time without premium or penalty upon at least 1 business day prior written notice to the Bank. All outstanding principal and accrued interest are due upon maturity of the JPM Loan. As of the filing date of this Form 8-K, the Company has borrowed approximately $6.9 million under the Note.

Pursuant to a Guaranty-Multiple Subsidiaries (the “Guaranty”) executed by AppHarvest Operations, Inc. (the “Guarantor”) and wholly-owned subsidiary of the Company, on September 27, 2021, dated September 24, 2021 only for reference purposes, the Guarantor unconditionally and irrevocably guarantees to the Bank the punctual payment of the sums owed pursuant to the Note, with certain limited exceptions. Pursuant to an Assignment of Deposit Account (the “Assignment”) executed by the Guarantor on September 27, 2021, dated September 24, 2021 only for reference purposes, the Note is collateralized by cash collateral at the Bank. Access to funds under the JPM Loan is subject to a borrowing base requirement, which is calculated as cash collateral at the Bank and will be 105% of the aggregate borrowings under the JPM Loan.

The Note contains customary events of default, including, among others, those relating to failure to make a payment, bankruptcy, material defaults on other indebtedness, breaches of representations, material adverse changes and defaults under the Guaranty or the Assignment.

The foregoing descriptions of the Note, the Guaranty or the Assignment are qualified in their entirety by reference to the full text of the Note, the Guaranty and the Assignment, copies of which will be filed as exhibits to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure set forth above under Item 1.01 is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On September 30, 2021, the Company issued a press release (the “Press Release”) announcing the Borrower Subsidiary’s entry into the Note. A copy of the Press Release is furnished as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.
The information in this Item 7.01 of the Form 8-K, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated September 30, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AppHarvest, Inc.

Dated: September 30, 2021
	By:	/s/ Loren Eggleton
Loren Eggleton
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)